UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 14, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Sibanye-Stillwater signs three-year gold wage agreement with three unions

Johannesburg, 15 November 2018. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is
pleased to advise that it has concluded a three-year wage agreement with the National
Union of Mineworkers (the NUM), Solidarity and UASA in respect of wages and conditions of service for the period 1 July 2018 to 30 June 2021.
The agreement allows for increases to the basic wage of Category 4-8 surface and underground employees of R700 per month in the first year, R700 per month in the second year and R825 per month in the third year. Miners, artisans and officials will receive increases of 5.5% in year one and 5.5% or CPI (whichever is the greater) in years two and three of the agreement.
Sibanye-Stillwater CEO, Neal Froneman commented: “We are pleased to have reached a wage agreement with the NUM, UASA and Solidarity, which we believe is fair, but takes into consideration the longer term sustainability of the gold operations. It is only through ensuring sustainable and economically viable operations, that the mining industry can continue to support and create value for all of its stakeholders.”
In addition to the basic wage, the parties agreed to an increase in the current living-
out allowance by R50 to a maximum of R2 150 per month from 1 September 2018. The company will increase the living-out allowance by R75 to a maximum of R2 225 per month on 1
September 2019 and by R100 to a maximum of R2 325 per month in the year that follows.

Sibanye-Stillwater has also agreed to increase incrementally the current minimum medical incapacity benefit of R55 000 to R60 000 over the three-year period by increasing the benefit by R1 500 on 1 July 2018; R 1 500 on 1 July 2019; and R 2 000 on 1 July 2020.
Sibanye-Stillwater currently employs 32 231 employees at its SA gold operations in the bargaining unit.
Other non-wage items agreed
In addition to the wage increase, the following additional non-wage issues have been agreed by the parties:
• Increase of the guaranteed minimum severance payment to R50,000 over the three-
year period.
• Female employees will be entitled to four months of paid leave with an option of spreading the four months paid maternity leave over a period of six months.
Medical Aid
The parties agreed that the company needs to introduce a cost-effective uniform approach to healthcare across all its gold operations. This requires a review of the company’s current approach of providing healthcare to category 4-8 employees and the subsidised benefits offered to miners, artisans and officials. The company will establish a task team to look at the various medical aid schemes with a view to shifting employees to a new medical aid dispensation. The task team will complete its work within six months of signing of the wage agreement and the new system will be implemented no later than
January 2020.Sibanye-Stillwater, which has been contributing 60% of category 4-8 employees’ medical aid payments since 2011, has agreed to make this concession a condition of employment in respect of category 4-8 employees who will join the medical aid option(s) that will be agreed to by the medical aid task team. This will then inform the freedom of choice dispensation.
Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”,
“would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form
20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018
(SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 14, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer